COLE CREDIT PROPERTY TRUST III, INC.
SUPPLEMENT NO. 3 DATED NOVEMBER 1, 2010
TO THE PROSPECTUS DATED SEPTEMBER 22, 2010

This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust III, Inc. dated September 22, 2010, Supplement No. 1 dated October 1, 2010 and Supplement No. 2 dated October 18, 2010. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust III, Inc.;
(2)	recent real property investments;
(3)	potential real property investments; and
(4)	prior probable property investments.

Status of Our Public Offering

Our follow-on offering of shares of our common stock was declared effective by the Securities and Exchange Commission on September 22, 2010, although we did not begin selling shares pursuant to our follow-on offering until after we terminated our initial public offering.  Of the 275,000,000 shares registered pursuant to our follow-on offering, we are offering up to 250,000,000 shares in our primary offering and up to 25,000,000 shares pursuant to our distribution reinvestment plan. As of October 29, 2010, we had accepted investors’ subscriptions for, and issued, 10,191,540 shares of our common stock in the follow-on offering, resulting in gross proceeds to us of approximately $101.4 million. As of October 29, 2010, we had 264,808,460 shares of our common stock remaining in our follow-on offering. Combined with our initial public offering, we had received a total of approximately $2.3 billion in gross offering proceeds as of October 29, 2010.

If all of the shares we are offering pursuant to the follow-on offering have not been sold by September 22, 2012, we may extend the offering as permitted under applicable law.  In no event will we extend this offering beyond 180 days after the third anniversary of the effective date, and we may terminate this offering at any time.  The follow-on offering must be registered in every state in which we offer or sell shares and generally, such registrations are for a period of one year.  Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually.  We reserve the right to terminate the offering at any time prior to the stated termination date.

Recent Real Property Investments

The following information supplements, and should be read in conjunction with, the section captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 9 of the prospectus:

Description of Real Estate Investments

Wholly-owned properties

As of November 1, 2010, our investment portfolio consisted of 359 wholly-owned properties located in 39 states, comprising approximately 12.2 million gross rentable square feet of commercial space and approximately 11.1 million square feet of land subject to ground leases.  Properties acquired between October 1, 2010 and October 29, 2010 are listed below.

Property Description	Type	Tenant	Rentable Square Feet		Purchase Price
Tractor Supply – Augusta, ME	Specialty Retail	Tractor Supply Company	19,097		$2,780,000
Shoppes at Port Arthur – Port Arthur, TX	Shopping Center	Various	95,877		15,000,000
CVS – Lynchburg, VA	Drugstore	Revco Discount Drug Centers, Inc.	10,125		3,214,000
CVS – Gulf Breeze, FL	Drugstore	CVS 4155 FL, LLC	—	(1)	1,867,000
Applebee’s Portfolio – Various (2)	Restaurant	(3)	60,752		23,650,892
CompUSA – Arlington, TX	Consumer Electronics	CompUSA Retail, Inc.	25,000		3,275,000
Big O Tire – Phoenix, AZ	Automotive Parts and Services	Big O Tires LLC	4,560		1,481,400
FedEx – Dublin, VA	Distribution	FedEx Ground Package System, Inc.	32,105		3,276,247
CVS – Madison Heights, VA	Drugstore	Revco Discount Drug Centers, Inc.	10,125		2,915,000
Petco & Portrait Innovations – Lake Charles, LA	Specialty Retail	Petco Animal Supplies Stores, Inc./ Portrait Innovations, Inc.	17,678		3,900,855
Albertson’s Portfolio – Various (4)	Grocery	Albertson’s LLC	1,703,113		242,120,514
Giant Eagle – Lancaster, OH	Grocery	The Tamarkin Company	92,490	(1)	15,562,903
Kohl’s – Salina, KS	Department Store	Kohl’s Illinois, Inc.	64,239		4,845,000
			2,135,161		$323,888,811

(1)	Excludes square feet subject to any ground leases.

(2)
The Applebee’s Portfolio, which consists of 12 single-tenant commercial properties located in Texas, Michigan, Virginia, Minnesota, Arkansas, Mississippi, Pennsylvania, Tennessee and Illinois, was purchased under a sale-leaseback agreement. The properties are subject to two master lease agreements with identical terms.

(3)
Applebee’s Restaurants Kansas LLC, Applebee’s Restaurants Mid-Atlantic LLC, Applebee’s Restaurants North LLC, Applebee’s Restaurants Texas, LLC, Applebee’s Restaurants West LLC and Restaurant Partnership of Central Texas, LP are tenants under the lease agreements.

(4)
The Albertson’s Portfolio consists of 29 single-tenant commercial properties located in Texas, New Mexico, Louisiana, Colorado and Arizona, which were purchased under a sale-leaseback agreement and are subject to individual lease agreements with identical terms.

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 99 of the prospectus:

Real Property Investments

We engage in the acquisition and ownership of commercial properties throughout the United States.  We invest primarily in retail and other income-producing commercial properties located throughout the United States.

Wholly-owned properties

As of November 1, 2010, we, through separate wholly-owned limited liability companies and limited partnerships, owned a 100% fee simple interest in 359 properties located in 39 states, consisting of approximately 12.2 million gross rentable square feet of commercial space and approximately 11.1 million square feet of land subject to ground leases.  The properties generally were acquired through the use of proceeds from our ongoing public offerings of our common stock and mortgage notes payable.

The following table summarizes properties acquired between October 1, 2010 and October 29, 2010 in order of acquisition date:

Property Description	Date Acquired	Year Built	Purchase Price	Fees Paid to Sponsor (1)	Initial Yield (2)	Average Yield (3)	Physical Occupancy
Tractor Supply – Augusta, ME	October 12, 2010	2009	$2,780,000	$55,600	8.35%	9.31%	100%
Shoppes at Port Arthur – Port Arthur, TX	October 12, 2010	2008	15,000,000	300,000	8.99%	9.15%	100%
CVS – Lynchburg, VA	October 12, 2010	1999	3,214,000	64,280	8.58%	8.88%	100%
CVS – Gulf Breeze, FL	October 13, 2010	N/A (4)	1,867,000	37,340	7.50%	7.50%	100%
Applebee’s Portfolio – Various (5)	October 13, 2010	Various	23,650,892	473,018	9.75%	11.19%	100%
CompUSA – Arlington, TX	October 18, 2010	1992	3,275,000	65,500	9.16%	9.95%	100%
Big O Tire – Phoenix, AZ	October 20, 2010	2010	1,481,400	29,628	8.10%	8.10%	100%
FedEx – Dublin, VA	October 21, 2010	2008	3,276,247	65,525	8.50%	8.50%	100%
CVS – Madison Heights, VA	October 22, 2010	1997	2,915,000	58,300	8.59%	9.02%	100%
Petco & Portrait Innovations – Lake Charles, LA	October 25, 2010	2008	3,900,855	78,017	8.87%	9.30%	100%
Albertson’s Portfolio – Various (6)	October 26, 2010	Various	242,120,514	4,842,410	7.16%	8.31%	100%
Giant Eagle – Lancaster, OH	October 29, 2010	2008	15,562,903	311,258	7.71%	7.71%	100%
Kohl’s – Salina, KS	October 29, 2010	2009	4,845,000	96,900	7.78%	7.98%	100%
			$323,888,811	$6,477,776

(1)
Fees paid to sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition and payments to our advisor for financing coordination fees for services performed in connection with the origination or assumption of debt financing obtained to acquire the respective property, where applicable.  For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 70 of the prospectus.

(2)
Initial yield is calculated as the current annualized rental income for the in-place leases at the respective property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates.

(3)
Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place leases over the non-cancellable lease term at the respective property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates.

(4)	Subject to a ground lease and therefore year built is not applicable.

(5)
The Applebee’s Portfolio, which consists of 12 single-tenant commercial properties located in Texas, Michigan, Virginia, Minnesota, Arkansas, Mississippi, Pennsylvania, Tennessee and Illinois, was purchased under a sale-leaseback agreement. The properties are subject to two master lease agreements with identical terms.

(6)
The Albertson’s Portfolio consists of 29 single-tenant commercial properties located in Texas, New Mexico, Louisiana, Colorado and Arizona, which were purchased under a sale-leaseback agreement and are subject to individual lease agreements with identical terms.

The following table sets forth the principal provisions of the lease term for the major tenants at the wholly-owned properties listed above:

Property	Number of Tenants	Major Tenants (1)	Total Square Feet Leased		% of Total Rentable Square Feet	Renewal Options (2)	Current Annual Base Rent		Base Rent per Square Foot	Lease Term (3)
Tractor Supply – Augusta, ME	1	Tractor Supply Company	19,097		100%	4/5 yr.	$232,000	(4)	$12.15	10/12/2010	3/31/2024
Shoppes at Port Arthur – Port	1	Ross Dress for Less, Inc.	30,169		31%	4/5 yr.	289,622		9.60	10/12/2010	1/31/2019
Arthur, TX	1	Best Buy Stores, LP	20,476		21%	5/5 yr.	266,188		13.00	10/12/2010	1/31/2021
	1	Petco Southwest, Inc.	15,257		16%	3/5 yr.	244,112		16.00	10/12/2010	4/30/2013
							259,369		17.00	5/1/2013	1/31/2019
CVS – Lynchburg,	1	Revco Discount Drug	10,125		100%	4/5 yr.	275,765		27.24	10/12/2010	7/25/2014
VA		Centers, Inc.					292,311		28.87	7/26/2014	1/31/2020
CVS – Gulf Breeze, FL	1	CVS 4155 FL, LLC	—	(5)	100%	6/5 yr.	140,000		2.53	10/13/2010	1/31/2035
Applebee’s Portfolio – Various (6)	1	(7)	60,752		100%	4/5 yr.	2,305,962		37.96	10/13/2010	6/12/2028
CompUSA –	1	CompUSA Retail, Inc.	25,000		100%	4/5 yr.	300,000		12.00	10/18/2010	7/31/2015
Arlington, TX							324,000		12.96	8/1/2015	7/31/2020
Big O Tire – Phoenix, AZ	1	Big O Tires LLC	4,560		100%	3/5 yr.	120,000	(8)	26.32	10/20/2010	6/30/2030
FedEx – Dublin, VA	1	FedEx Ground Package System, Inc.	32,105		100%	2/5 yr.	278,481		8.67	10/21/2010	7/31/2019
CVS – Madison	1	Revco Discount Drug	10,125		100%	4/5 yr.	250,368		24.73	10/22/2010	3/7/2014
Heights, VA		Centers, Inc.					270,397		26.71	3/8/2014	1/31/2020
Petco & Portrait	1	Petco Animal Supplies	15,000		85%	2/5 yr.	281,250		18.75	10/25/2010	3/31/2015
Innovations –		Stores, Inc.					309,750		20.65	4/1/2015	3/31/2021
Lake Charles, LA		Portrait Innovations,
	1	Inc.	2,678		15%	2/5 yr.	64,941		24.25	10/25/2010	2/29/2020
Albertson’s Portfolio – Various (9)	1	Albertson’s LLC	1,703,113		100%	6/5 yr.	17,344,927		10.18	10/26/2010	10/31/2030
Giant Eagle – Lancaster, OH	1	The Tamarkin Company	92,490		100%	8/5 yr.	1,150,000		12.43	10/29/2010	11/30/2028
	1	The Tamarkin Company	—	(5)	100%	9/5 yr.	50,000		1.56	10/29/2010	10/31/2023
Kohl’s – Salina,	1	Kohl’s Illinois, Inc.	64,239		100%	6/5 yr.	376,744		5.86	10/29/2010	1/31/2020
KS							395,581		6.16	2/1/2020	1/31/2030

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of their respective property.

(2)	Represents number of renewal options and the term of each option.

(3)	Represents lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancellable lease term.

(4)	The annual base rent under the lease increases every five years by 10% of the then-current annual base rent.

(5)	Subject to a ground lease.

(6)
The Applebee’s Portfolio, which consists of 12 single-tenant commercial properties located in Texas, Michigan, Virginia, Minnesota, Arkansas, Mississippi, Pennsylvania, Tennessee and Illinois, was purchased under a sale-leaseback agreement. The properties are subject to two master lease agreements with identical terms.  The annual base rent under the leases increases every year by 2% for three years. Thereafter, the annual base rent under the leases increases on the eighth and thirteenth year by 10%.

(7)
Applebee’s Restaurants Kansas LLC, Applebee’s Restaurants Mid-Atlantic LLC, Applebee’s Restaurants North LLC, Applebee’s Restaurants Texas, LLC, Applebee’s Restaurants West LLC and Restaurant Partnership of Central Texas, LP are tenants under the lease agreements.

(8)
The annual base rent under the lease increases every five years by the lesser of the cumulative percentage increase in the Consumer Price Index over the preceding five year period or 12% of the then-current annual base rent.

(9)
The Albertson’s Portfolio consists of 29 single-tenant commercial properties located in Texas, New Mexico, Louisiana, Colorado and Arizona, which were purchased under a sale-leaseback agreement and are subject to individual lease agreements with identical terms. The annual base rent under the lease agreements increases every five years by 10% of the then-current annual base rent.

Tenant Lease Expirations

The following table sets forth lease expirations of our wholly-owned properties, as of October 29, 2010, for each of the next ten years assuming no renewal options are exercised.  For purposes of the table, the Total Annual Base Rent column represents annualized base rent, based on rent in effect on January 1 of the respective year, for each lease that expires during the respective year.

Year Ending December 31,	Number of Leases Expiring	Approx. Square Feet Expiring	Total Annual Base Rent	% of Total Annual Base Rent
2010	—	—	$—	—%
2011	15	34,791	878,183	0.43%
2012	25	161,682	2,259,161	1.12%
2013	18	188,485	1,156,092	0.57%
2014	10	23,579	587,370	0.29%
2015	16	54,728	1,012,412	0.50%
2016	12	427,878	5,106,306	2.52%
2017	12	121,116	1,554,483	0.77%
2018	19	379,685	4,994,156	2.47%
2019	24	300,524	4,979,557	2.46%
2020	11	103,561	2,421,178	1.20%
	162	1,796,029	$24,948,898	12.33%

Depreciable Tax Basis

For federal income tax purposes, the aggregate depreciable basis in the wholly-owned properties noted above is approximately $263.6 million.  When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period using a straight-line method and a mid-month convention and depreciate furnishings and equipment over a twelve-year recovery period.  The preliminary depreciable basis in the properties noted above is estimated, as of October 29, 2010, as follows:

Wholly-owned Property	Depreciable Tax Basis
Tractor Supply – Augusta, ME	$2,288,598
Shoppes at Port Arthur – Port Arthur, TX	12,292,154
CVS – Lynchburg, VA	2,645,990
CVS – Gulf Breeze, FL	—	(1)
Applebee’s Portfolio – Various	19,718,275
CompUSA – Arlington, TX	2,567,170
Big O Tire – Phoenix, AZ	1,214,213
FedEx – Dublin, VA	2,699,098
CVS – Madison Heights, VA	2,400,482
Petco & Portrait Innovations – Lake Charles, LA	3,205,875
Albertson’s Portfolio – Various	197,798,536
Giant Eagle – Lancaster, OH	12,735,169	(1)
Kohl’s – Salina, KS	3,988,208
	$263,553,768

(1)	Depreciable basis excludes any ground leases.

Cole Realty Advisors, an affiliate of our advisor, has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of the properties listed above.  In accordance with the property management agreement, we may pay Cole Realty Advisors (i) up to 2% of gross revenues from our single tenant properties and (ii) up to 4% of gross revenues from our multi-tenant properties.  We currently have no plan for any renovations, improvements or development of the properties listed above and we believe the properties are adequately insured.  We intend to obtain adequate insurance coverage for all future properties that we acquire.

Potential Real Property Investments

Our advisor has identified certain properties as potential suitable investments for us.  The acquisition of each such property is subject to a number of conditions.  A significant condition to acquiring any one of these potential acquisitions is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price.  An additional condition to acquiring these properties may be securing debt financing to pay the balance of the purchase price.  Such financing may not be available on acceptable terms or at all.

Our evaluation of a property as a potential acquisition, including the appropriate purchase price, may include our consideration of a property condition report; unit-level store performance; property location, visibility and access; age of the property, physical condition and curb appeal; neighboring property uses; local market conditions, including vacancy rates; area demographics, including trade area population and average household income; neighborhood growth patterns and economic conditions; and the presence of demand generators.

 We decide whether to acquire each property generally based upon:

•	satisfaction of the conditions to the acquisition contained in the contract;

•	no material adverse change occurring relating to the property, the tenant or in the local economic conditions;

•	our receipt of sufficient net proceeds from the offering of our common stock to the public and financing proceeds to make the acquisition; and

•	our receipt of satisfactory due diligence information including the appraisal, environmental reports and tenant and lease information.

Other properties may be identified in the future that we may acquire prior to or instead of these properties.  Due to the considerable conditions that must be satisfied in order to acquire these properties, we cannot make any assurances that the closing of these acquisitions is probable.  The properties currently identified are listed below.  The respective seller of each property is an unaffiliated third party.

Property	Expected Acquisition Date	Approximate Purchase Price	Approximate Compensation to Sponsor (1)
CVS –Auburndale, FL	November 2010	$2,926,220	$58,524
CVS – Lake Wales, FL	November 2010	3,180,829	63,617
Advance Auto – Bunnell, FL	November 2010	1,657,679	33,154
Volusia Square – Daytona Beach, FL	November 2010	31,000,000	620,000
Ulta – Jackson, TN	November 2010	2,680,000	53,600
		$41,444,728	$828,895

(1)	Amounts include fees payable to an affiliate of our advisor for acquisition fees in connection with the property acquisition.

The potential property acquisitions are subject to net leases, pursuant to which each tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent.

Property	Major Tenants (1)	Total Square Feet Leased		% of Total Rentable Square Feet
CVS –Auburndale, FL	Holiday CVS, LLC	13,050		100%
CVS – Lake Wales, FL	Holiday CVS, LLC	11,200		100%
Advance Auto – Bunnell, FL	Discount Auto Parts, LLC	10,108		100%
Volusia Square – Daytona Beach, FL	Various	200,052	(2)	95.9%
Ulta – Jackson, TN	Ulta Salon, Cosmetics & Fragrance, Inc.	9,991		100%
		244,401

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the property.

(2)	Excludes square feet subject to any ground leases.

The table below provides leasing information for the major tenants at each property:

Property	Number of Tenants	Major Tenants (1)	Renewal Options (2)	Current Annual Base Rent	Base Rent per Square Foot	Lease Term (3)
CVS –Auburndale, FL	1	Holiday CVS, LLC	5/5 yr.	$239,950	$18.39	6/24/1999	6/23/2024
CVS – Lake Wales, FL	1	Holiday CVS, LLC	5/5 yr.	260,282	23.24	4/28/1999	4/27/2024
Advance Auto – Bunnell, FL	1	Discount Auto Parts, LLC	3/5 yr.	139,245	13.78	11/6/2008	11/30/2023
Volusia Square – Daytona Beach,	1	Hobby Lobby Stores, Inc.	3/5 yr.	466,498	8.35	9/13/2010	9/30/2015
FL				486,052	8.70	10/1/2015	9/30/2020
	1	Gregg Appliances, Inc.	3/5 yr.	483,600	16.00	3/27/2008	3/31/2013
				513,825	17.00	4/1/2013	3/31/2018
				544,050	18.00	4/1/2018	3/31/2023
	1	TJX Companies, Inc.	3/5 yr.	220,875	7.75	11/14/1999	1/31/2016
Ulta – Jackson, TN	1	Ulta Salon, Cosmetics &	3/5 yr.	197,322	19.75	10/1/2010	2/29/2016
		Fragrance, Inc.		226,896	22.71	3/1/2016	2/28/2021

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the property.

(2)	Represents number of renewal options and the term of each option.

(3)	Represents lease term beginning with the current rent period through the end of the non-cancellable lease term.

We expect to purchase the properties with proceeds from our ongoing public offerings of common stock and available debt proceeds.  We may use the properties as collateral in future financings.

Prior Probable Property Investments

A prior supplement to this prospectus described a probable acquisition of a 55,913 square foot single-tenant commercial building leased to Albertson's LLC, located in Roswell, NM as a part of the Albertson’s Portfolio.  The property is no longer under consideration for purchase.